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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                        American Retirement Corporation
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  028913-10-1
                    --------------------------------------
                                (CUSIP Number)

                                 Brian Newman
                         Walton Street Capital, L.L.C.
                            900 N. Michigan Avenue
                                  Suite 1900
                            Chicago, Illinois 60611
                                (312) 915-2800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 9, 2001
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                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this cschedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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          This Amendment No. 1 to Schedule 13D is filed by and on behalf of DNMC
Public Holdings, L.L.C., Walton Street Real Estate Fund II, L.P. (the sole member of DNMC Public Holdings, L.L.C.), Walton Street Managers II, L.P. (the sole general partner of Walton Street Real Estate Fund II, L.P.) and WSC
Managers II, Inc. (the sole general partner of Walton Street Managers II, L.P.) and amends the Schedule 13D (the "Schedule 13D") filed on November 1, 1999 by the Reporting Persons. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 4.   Purpose of Transaction

          Item 4 of the Schedule 13D is hereby amended by adding the following as the third paragraph thereto:

          On February 9, 2001, the Reporting Persons delivered to the Board of Directors of the Company the letter attached hereto as Exhibit B, which is incorporated herein in its entirety by reference. The Reporting Persons have determined that the Company should seek a merger partner to acquire the Company. Accordingly, the Reporting Persons may engage in discussions with the Company or third parties or take other actions in furtherance of that purpose.


Item 7.   Material to be Filed as Exhibits

          Item 7 of the Schedule 13D is hereby amended and supplemented by adding thereto the Letter to the Board of Directors of the Company dated February 9, 2001 attached hereto as Exhibit B.

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                                   Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned, as to themselves only, certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2001


DNMC PUBLIC HOLDINGS, L.L.C.

     By:   Walton Street Real Estate Fund II, L.P.
     Its:  Member

               By:   Walton Street Managers II, L.P.
               Its:  General Partner

                         By:   WSC Managers II, Inc.
                         Its:  General Partner

                                    By:      /s/ Ira J. Schulman
                                         ---------------------------------
                                    Name:  Ira J. Schulman
                                    Its:   Vice President


WALTON STREET REAL ESTATE FUND II, L.P.

          By:   Walton Street Managers II, L.P.
          Its:  General Partner

                    By:   WSC Managers II, Inc.
                    Its:  General Partner

                              By:      /s/ Ira J. Schulman
                                   ---------------------------------
                              Name:  Ira J. Schulman
                              Its:   Vice President

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WALTON STREET MANAGERS II, L.P.

          By:   WSC Managers II, Inc.
          Its:  General Partner

                    By:      /s/ Ira J. Schulman
                         ---------------------------------
                    Name:  Ira J. Schulman
                    Its:   Vice President


WSC MANAGERS II, INC.

          By:      /s/ Ira J. Schulman
               ---------------------------------
          Name:  Ira J. Schulman
          Its:   Vice President

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                                   Exhibit B

                Letter to the Board of Directors of the Company


                           DNMC PUBLIC HOLDINGS, LLC
                     900 North Michigan Avenue, 19th Floor
                               Chicago, IL 60610
                               312-915-2841 Phone
                                312-915-2881 Fax

February 9, 2001

Board of Directors
c/o William Sheriff
Chief Executive Officer
American Retirement Corporation
111 Westwood Place, Suite 402
Brentwood, Tennessee 37027

Dear Members of the Board:

We are writing you this letter and filing it with the SEC as an attachment to an amendment to our Schedule 13D because our outlook regarding American Retirement Corporation (the "Company") has changed substantially enough to warrant such a step. Specifically, management is taking certain actions that we believe to be to the substantial detriment of the Company's shareholders and creditors. As a result of these actions and the actions and performance of management over the past year, we have no confidence that management is interested in or capable of working in the best interest of the shareholders and existing creditors of the Company. We believe that management should be replaced and that the best way to replace management is to merge the Company with a significant senior housing and healthcare provider who can provide the Company with high quality management and financial stability.

We understand that management is pursuing an off-balance sheet joint venture that will allow a non-affiliated third party to purchase a majority, controlling interest in some of the Company's most prized assets at a very favorable price. We understand that the joint venture party will have nearly total control over core prized assets, leaving the Company with an illiquid minority interest in, and management fees from, those assets that can be lost in certain instances. The very structure of the joint venture is detrimental to shareholders. The structure reduces the Company's control over prized assets while reducing the overall quality level and value of its owned assets. The structure also entrenches existing management by making the Company less attractive to other investors and potential acquirors.

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Based on our meeting, it appears that the proposed joint venture partner requires the high rate of return and degree of control normally attributed to vulture investors - even though the prospective partner is buying into the Company's prized assets. We believe that selling the Company's best assets at a vulture return will cripple the Company's future by leaving the Company with its worst assets - such as the Florida assisted living assets that, according to CEO Bill Sheriff, the prospective partner refused to allow in the joint venture. Incredibly, management intends to expand the joint venture assets - assets it will no longer control or enjoy the majority of economic returns from. Equally incredible is the fact that management would pursue any form of asset expansion instead of focusing on the overwhelming need of the Company to pay down debt.

Because of the Company's deteriorating cash flows and high leverage, we believe this structure, if agreed to, will make it unlikely that the Company will be able to retire the convertible debentures due October 2002. Since the second quarter of 1999, on-balance sheet debt has increased 37% from $371.5 million to $507.1 million. As a result, annualized quarterly net interest and lease expense has increased 51.5% from $29.3 million to $44.3 million over the last twelve months. At the same time, the amount of cash flow available to service these obligations over this period, as approximated by annualizing earnings before interest, taxes, depreciation, amortization and rent for the first nine months of 1999 and 2000, has decreased 18.6% from $59.2 million to $48.2 million.

The Company clearly has alternatives that are better for shareholders and existing creditors that may raise nearly the same amount of cash without giving up ownership of its best assets. One such alternative is a combination of first mortgage and mezzanine financing of individual assets. Along with allowing the Company to retain control over its prized assets and a meaningful equity position, such financing is tax-free by definition, avoiding the expense and diversion of management attention caused by trying to defer the tax gain of the venture transaction. The proceeds of such refinancing could be used to repurchase the debentures, possibly at a discount to par value.

We were disappointed to learn that management never even considered this financing alternative. We suggested that they explore these opportunities and, at the request of Bill Sheriff, we provided him with a list of specific financing contacts. Yet as of today, we understand that none of these contacts have been contacted by any member of the Company's management. Likewise, Bill Sheriff has failed to provide us, as promised at our meeting, with a detailed explanation of why he believes our analysis of the Company's deteriorating balance sheet and cash flows is faulty.

Most businesses approaching a major debt refinancing under such circumstances would focus on de-leveraging their balance sheets, especially when some of the debt can be retired for more than a 30% discount to the Company's near term obligation. But instead of following through with the strategies of conservative growth and de-leveraging previously highlighted by management, Bill Sheriff has used what little free cash flow the Company generates, along with additional debt, to purchase additional assisted living facilities that are operating at losses.

Unfortunately, while management focuses on shuffling assets on and off of the balance sheet, operating performance is deteriorating. Should management prove unable to significantly improve operating performance, we believe the Company will have a difficult time repaying the convertible debt when it comes due in October 2002.

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For these reasons, we strongly believe that it is in the best interests of shareholders and creditors for the Company to replace senior management through a merger transaction. Not only will a merger ensure the refinancing of debt, but a merger will achieve a greater value for all, not just the best, of the Company's assets and management capabilities. Indeed, a merger will be even better for the Company than a first mortgage and mezzanine refinancing program as it will bring new leadership to the Company. We strongly urge you to pursue a merger of the Company.

On behalf of the shareholders and creditors of the Company, we request the abandonment of the joint venture and we strongly urge the pursuit of a merger. We believe the Company has outstanding real estate assets and excellent on-the-ground management capabilities that will be valuable to well-financed entities. The time to capitalize on these real estate and management assets is now.

Sincerely,


/s/ Ira J. Schulman
DNMC Public Holdings, LLC



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